Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ALLURION TECHNOLOGIES, INC.

ALLURION TECHNOLOGIES, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is Allurion Technologies, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was January 25, 2023 under the name Allurion Technologies Holdings, Inc. The Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 31, 2023, and has been amended by a Certificate of Designations of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on June 28, 2024 (the Amended and Restated Certificate of Incorporation, as so amended, the “Certificate of Incorporation”).

2.  This Certificate of Amendment hereby amends Article IV of the Certificate of Incorporation by adding the following paragraphs after the first paragraph of Article IV, as follows:

“Effective as of 12:01 a.m. Eastern time on January 3, 2025 (the “Effective Time”), each twenty five (25) shares of Common Stock issued and outstanding (or held in treasury) immediately prior to the Effective Time (the “Old Common Stock”) shall automatically without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable share of Common Stock (the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “reverse stock split”). The reverse stock split shall not affect the total number of shares of capital stock, including the Common Stock, that the Corporation is authorized to issue, which shall remain as set forth under this Article IV.

The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time without any further action on the part of the Corporation or the holders of shares of New Common Stock and whether or not certificates representing such holders’ shares prior to the reverse stock split are surrendered for cancellation. Upon the Effective Time, all references to “Common Stock” in this Certificate of Incorporation shall be to the New Common Stock.

The reverse stock split will be effectuated on a stockholder-by-stockholder (as opposed to certificate-by-certificate) basis, except that the reverse stock split will be effectuated on a certificate-by-certificate basis for shares held by registered holders, as applicable. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. The Corporation shall not be obligated to issue new certificates evidencing the shares of New Common Stock outstanding as a result of the reverse stock split unless and until the certificates evidencing the shares held by a holder prior to the reverse stock split are either delivered to the Corporation or its current transfer agent, or the holder notifies the Corporation or such transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock upon the effectiveness of the reverse stock split shall be entitled to receive a whole share of New Common Stock in lieu of any fractional share created as a result of such reverse stock split.”

3. The stockholders of the Corporation have duly approved the foregoing amendment in accordance with the provisions of Section 211 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of this 31st day of December, 2024.

ALLURION TECHNOLOGIES, INC.

By:	/s/ Shantanu Gaur
Name: Shantanu Gaur
Title: Chief Executive Officer